Issuer Free Writing Prospectus dated August 9, 2012

Filed Pursuant to Rule 433

Registration No. 333-173534

(Relating to Preliminary Prospectus Supplement dated August 8, 2012)

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement (Registration No. 333-173534) and a preliminary prospectus supplement dated August 8, 2012 (together with the base prospectus dated April 22, 2011 set forth in the registration statement, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained from Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, Phone: 866-718-1649, Email: prospectus@morganstanley.com or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Phone: 866-803-9204. References herein to “we,” “us,” “our” and “Infinity” refer to Infinity Pharmaceuticals, Inc.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	Infinity Pharmaceuticals, Inc. (NASDAQ: INFI)

Common stock offered in this offering	5,300,000 shares of common stock. In addition, we have granted the underwriters a 30-day option to purchase up to 795,000 additional shares of common stock to cover over-allotments, if any. Unless we specifically state otherwise, all information in this issuer free writing prospectus assumes that the underwriters do not exercise this over-allotment option.

Common stock to be outstanding after this offering	32,569,697 shares, based on 27,269,697 shares outstanding as of June 30, 2012, which does not include, as of that date:

•	7,662,752 shares of common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $8.45 per share;

•	an aggregate of 3,606,046 additional shares of common stock reserved for future issuance under our 2010 stock incentive plan; and

•

3,170,086 shares of common stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $38.57 per share (of such warrants, warrants exercisable for 3,033,431 shares of common stock expired as of July 2, 2012, resulting in warrants exercisable for 136,655 shares of common stock with a weighted average exercise price of $13.35 per share outstanding as of such date).

Public offering price	$14.50 per share.

Net proceeds to Infinity	$72.089 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	August 9, 2012.

Closing date	August 14, 2012.

Dilution	Our net tangible book value (deficit) at June 30, 2012 was approximately $(3.392) million, or $(0.12) per share. After giving effect to the sale of shares of common stock by us at the public offering price of $14.50 per share, less the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value (deficit) at June 30, 2012 would be $68.697 million, or $2.11 per share. This represents an immediate increase in net tangible book value of $2.23 per share to existing stockholders and an immediate dilution of $12.39 per share to investors in this offering.

Joint book-running managers	Morgan Stanley & Co. LLC

J.P. Morgan Securities LLC